THE JACKSON RIVERS COMPANY
                          550 Greens Parkway, Suite 230
                              Houston, Texas 77067



                                 August 16, 2006

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549
Attn:  Larry Spirgel, Assistant Director

         Re:      The Jackson Rivers Company
                  Form 10-KSB/A for Fiscal Year Ended December 31, 2005 Filed May 26, 2006

                  Form 10-Q for Fiscal Quarter Ended March 31, 2006 File No. 333-70932

Dear Mr. Spirgel:

         In respect of the above referenced matter, set forth below are our responses to the comments delivered by your office pursuant to that letter dated August 4, 2006 (the "Letter"). For your convenience, we have included the original comments from the Letter in their entirety:

Form 10-KSB/A for Fiscal Year Ended December 31, 2005
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Note 1 - Summary of significant Accounting Policies, Revenue Recognition, page
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F-6
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      1.    Please refer to prior comment 1. You indicate that `For fixed price contract the customer is either invoiced for a fixed monthly amount or at specific billing milestones as defined in the contract and executed by the customer'. It appears that you are recognizing revenue when the customer is billed. If this is true, describe for us the nature of these contracts and the criteria you use to determine that revenue is earned. Your revenue recognition policy should address these specific criteria.

            Also, your response indicates the revenue from the construction of large scale wireless networks is recognized using the percentage of completion method. Expand your accounting policy disclosure to describe the method you use to measure the extent of progress toward completion of the contract. Refer to paragraph 45 of SOP 81-1.

Response: There are two types of fixed priced contracts: 1) for maintenance and
2) for project work. For maintenance work, our customers are billed in monthly installments for service up to certain number of hours. Any hours above the stated minimum are billed as additional service revenue. All maintenance invoices are recognized when billed. For project work, the revenue is earned when predetermined milestones are completed. When the customer pays for a mobilization fee, it is usually to purchase and install equipment. The mobilization fee is earned when the equipment has been installed

Securities and Exchange Commission
Attn: Larry Spirgel
August 16, 2006

Regarding our method used to measure progress of completion, we intend to include the following disclosure:

"We rely on the guidance provided by paragraph 45 of SOP 81-1 to measure the extent of progress towards completion of our contracts for construction of large scale wireless networks. Paragraph SOP 81-1 identifies three methods of measuring percentage of completion: 1) costs, 2) units of work, and 3) value added and further states that the method selected should be applied consistently. Accordingly, upon receipt of a contract for construction of a large scale wireless network, we establish certain "milestones" for discreet units of work based upon the total cost of the project. Each milestone is budgeted for a predetermined percentage of total cost and we recognize revenue when each such milestone, or unit of work, is achieved. Each milestone is budgeted to be x% of the cost of the project, and revenue is recognized using the same percentage factor. However, many of our projects are completed within one to two months, so revenue for the full project has been recognized in the period when the project was completed. "

Item 8A.  Controls and Procedures, page 17
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      2.    We note your response to previous question 5. Please provide us with the proposed disclosure you will include in future filings.

Response: We will include the following language with our disclosure under "Controls and Procedures" in future filings:

"Our independent auditor, Malone & Bailey PC, identified deficiencies our internal controls related to depreciation, amortization and the recapitalization for the fiscal period ended December 31, 2005. To address these issues, we hired an accountant to assist in our preparation and review process. Our Chief Executive Officer and Chief Financial Officer feel this step now ensures that effective controls are now in place and will insure proper reporting of depreciation, amortization and recapitalizations."

         Please advise us as soon as possible if the Staff has any further comments. You can contact the undersigned at (619) 988-5869. In addition, feel free to contact our attorney, Gregory R. Carney of Spectrum Law Group LLP at
(949) 851-4300. Thank you in advance for your courtesy and cooperation.

                                                         Very truly yours,

                                                         /s/ Jeffrey W. Flannery
                                                         -----------------------
                                                         Jeffrey W. Flannery
                                                         Chief Executive Officer